Exhibit 12.1

	Ratio of Earnings to Fixed Charges
	Year ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$143,993	$137,449	$118,947	$75,253	$57,976
Interest expense, net	94,668	100,436	96,203	112,561	111,509
Amortization of capitalized interest	756	1,090	1,337	1,295	1,556
Amortization of debt issuance costs	6,909	6,132	5,332	5,109	4,345
Interest component of rent expense (1)	2,773	3,066	3,042	3,081	3,189
Earnings available for fixed charges	$249,099	$248,173	$224,861	$197,299	$178,575

Fixed Charges and Preferred Dividends:
Interest expense, net	$94,668	$100,436	$96,203	$112,561	$111,509
Capitalized interest	989	1,258	1,140	1,646	2,014
Amortization of debt issuance cost	6,909	6,132	5,332	5,109	4,345
Interest component of rent expense (1)	2,773	3,066	3,042	3,081	3,189
Preferred dividends	18,000	18,000	18,000	18,000	18,000
Total fixed charges and preferred dividends	$123,339	$128,892	$123,717	$140,397	$139,057
Raito of earnings over fixed charges and preferred dividends	2.02	1.93	1.82	1.41	1.28

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.